SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)*

                                  TEXOIL, INC.
                    ------------------------------------------
                                (NAME OF ISSUER)

                          COMMON STOCK, PAR VALUE $0.01
                    ------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    882906209
                    ------------------------------------------
                                 (CUSIP NUMBER)

                                 THOMAS G. ADLER
                 JENKENS & GILCHRIST, A PROFESSIONAL CORPORATION
                          1445 ROSS AVENUE, SUITE 3200
                            DALLAS, TEXAS 75202-2799
                                 (214) 855-4500
                 -----------------------------------------------
                       (NAME, ADDRESS AND TELEPHONE NUMBER
                         OF PERSON AUTHORIZED TO RECEIVE
                           NOTICES AND COMMUNICATIONS)


                                NOVEMBER 10, 1999
                                -----------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 882906209                                            Page 2 of 8 Pages
          ---------

     1.   Name of Reporting Person: Quantum Energy Partners, LP

     2.   Check the Appropriate  Box if a Member of a Group (See  Instructions):
          (a) [ ]   (b)  [ ]

     3.   SEC Use Only

     4.   Source of Funds (See instructions): 00 -- Contributions from partners.

     5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

     6.   Citizenship or Place of Organization:    Delaware


         Number of         7.  Sole Voting Power                3,750,000 (1)
         Shares
         Beneficially      8.  Shares Voting Power                    -0-
         Owned by Each
         Reporting         9.  Sole Dispositive Power           3,750,000 (1)
         Person With
                          10.  Shared Dispositive Power               -0-

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

          3,750,000 (1)

     12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions): [ ]

     13.  Percent of Class Represented by Amount in Row 11:  36.4% (2)

     14.  Type of Reporting Person (See Instructions):     PN

----------------------------

(1) Consists of 1,875,000 shares of Series A Convertible Preferred Stock, with each share of Series A Convertible Preferred being convertible into two shares of Common Stock at any time, subject to anti-dilution adjustment.

(2) Based on 6,555,126 shares of Common Stock issued and outstanding as of October 30, 1999 as reported in the Form 10-QSB of the Issuer for the quarter ended September 30, 1999 and 3,750,000 shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, for the purpose of computing such percentage.





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                                                               Page 3 of 8 Pages

                                  SCHEDULE 13D
                                  ------------

ITEM 1.  SECURITY AND ISSUER
----------------------------

         This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Texoil, Inc. (the "Company"), whose principal executive offices are located at 110 Cypress Station, Suite 220, Houston, Texas 77090. Quantum Energy Partners, LP acquired 1,875,000 shares of Series A Convertible Preferred Stock of the Company (the "Series A Preferred"). Each share of the Series A Preferred is convertible into two shares of Common Stock at any time upon the election of Quantum Energy Partners, LP.

ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

          (a) The entity filing this Schedule 13D is Quantum Energy Partners, LP, a Delaware limited partnership (the "Partnership"). The general partner of the Partnership is Quantum Energy Management, LLC, a Delaware limited liability company (the "LLC"). The managers of the LLC are A.V. Jones, Jr., K.C. Jones, Toby R. Neugebauer, William E. Tucker, Jr. and S. Wil VanLoh, Jr. (together the "Managers").

          (b) The principal office and principal business address of the Partnership and the LLC and the business address of Mr. Neugebauer and Mr. VanLoh is 777 Walker, 2530 Two Shell Plaza, Houston, Texas 77002. The business address of A.V. Jones, Jr. and K.C. Jones is 216 Hill Street, Albany, Texas 76430. The business address of Mr. Tucker is 719 Scott Avenue, Suite 825, Wichita Falls, Texas 76301.

          (c) The principal business of the Partnership is making equity investments in energy companies.

               The principal business of the LLC is managing the investments, activities and operations of the Partnership.

               The present principal occupation of each of A.V. Jones, Jr., K.C. Jones and William E. Tucker, Jr. is private equity investments through family owned entities. The business addresses of such persons are set forth in (b) above.

               The present principal occupation of each of Toby R. Neugebauer and S. Wil VanLoh, Jr. is manager of the LLC. The business address of the LLC is 777 Walker, 2530 Two Shell Plaza, Houston, Texas 77002.

 (d) and (e)   During the last  five years, none  of the Partnership, the LLC or the  Managers  have  been  convicted  in  a  criminal  proceeding
               (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or



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                                                               Page 4 of 8 Pages

               administrative body of competent jurisdiction and as a result of such proceeding have been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Each of the Managers is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
----------------------------------------------------------

         The amount of funds used to purchase the shares of Series A Convertible
Preferred  Stock  was  $15,000,000.   The  source  of  such  funds  was  capital
contributions to the Partnership from its partners.

ITEM 4.  PURPOSE OF THE TRANSACTION
-----------------------------------

         On November 11, 1999, the Partnership acquired 1,875,000 shares of the Series A Preferred, which are convertible into 3,750,000 shares of Common Stock (subject to anti-dilution adjustment), for investment purposes pursuant to a Preferred Stock Purchase Agreement dated October 12, 1999 (the "Purchase Agreement").

         In accordance with the terms of the Designation of Preferences, Limitations and Rights of Series A Convertible Preferred Stock of Texoil, Inc. (the "Certificate of Designation"), the Partnership is entitled to receive dividends at a rate of 9% per annum payable quarterly in additional shares of Series A Preferred. Such dividends are expected to result in a minimum issuance of approximately 352,700 additional shares of Series A Preferred (convertible into 705,400 shares of Common Stock) during the next two years. Additionally, the Partnership has the right under the Purchase Agreement to acquire additional shares of Series A Preferred upon the consolidation or merger of the Company with or into any other corporation or business entity in which the holders of the voting securities of the Company do not continue to hold more than 50% of the total voting securities of the surviving entity outstanding immediately after such transaction, the sale or other transfer in a single transaction or a series of related transactions of all or substantially all of the assets of the Company or the liquidation, dissolution, winding-up or reorganization of the Company at any time prior to November 10, 2001. The Partnership's Series A
Preferred shares will be convertible into additional shares of Common Stock, pursuant to the terms of the Purchase Agreement, in the event of any inaccuracy in or breach or nonperformance of the agreements, covenants, representations or warranties made or to be performed by the Company under the Purchase Agreement.

         The Certificate of Designation entitles the holders of the Series A Preferred shares to elect the Class B directors to the Company's board of directors. The Partnership, as the holder of a majority of the Series A Preferred shares, elected S. Wil VanLoh, Jr., Toby R. Neugebauer and Jeffrey A. Jones as Class B directors on November 10, 1999. The Amended and Restated Articles of Incorporation of the Company provide that upon the occurrence of certain trigger events set



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                                                               Page 5 of 8 Pages

forth in the Certificate of Designation, the voting power of the Class B directors shall increase from three votes to six votes.

         The Certificate of Designation prohibits the Company from authorizing or paying any dividend or other distribution on the Common Stock without the prior written approval of the holders of a majority of the shares of the Series A Preferred.

         The Company's Articles of Incorporation and Bylaws were amended and restated in their entirety in connection with the Partnership's acquisition of the Series A Preferred shares. The classification of the board of directors and the adoption of the provision that Class A directors may only be removed for cause may impede the acquisition of control of the Company by a third party.


         Except as set forth in the foregoing paragraphs of this Item 4, none of the Partnership, the LLC or any Manager have any present plans or proposals that relate to or would result in:

               (a) The acquisition or disposition of additional securities of the Company;

               (b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

               (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

               (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (e)  Any  material  change  in  the  present   capitalization  or
                    dividend policy of the Company;

               (f) Any other material change in the Company's business or corporate structure;

               (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

               (h) Causing a class of the Company's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or



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                                                               Page 6 of 8 Pages

               (j)  Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

               (a)  Number and Percentage of Securities Owned:
                    -----------------------------------------

                         The aggregate  number of shares  beneficially  owned by
                    the Partnership is 3,750,000 shares of Common Stock, amounting to approximately 36.4% of the Common Stock outstanding, based on 6,555,126 shares of Common Stock outstanding as of October 30, 1999 as reported in the Form 10-QSB of the Company for the quarter ended September 30, 1999 and 3,750,000 shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act for the purpose of computing such percentage.

               (b)  Type of Ownership:
                    -----------------

                         The  Partnership  is deemed  to have the sole  power to
                    vote or to direct the voting of and the sole power to dispose or to direct the disposition of all of the shares of Common Stock indicated in Item 5(a). The Partnership acts through its general partner, the LLC, which in turn is managed by the Managers. Otherwise, the Partnership does not currently share the power to vote or to direct the voting of or the power to dispose or direct the disposition of any shares of Common Stock.

               (c)  Transactions in Securities:

                         Except as  disclosed  herein,  there have been no other
                    transactions in the securities of the Company by the Partnership, the LLC or any of the Managers within the past sixty days.

               (d)  Not applicable.

               (e)  Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
--------------------------------------------------------------------------------
           TO SECURITIES OF THE ISSUER
           ---------------------------

         In connection with the Purchase Agreement, the Partnership entered into a Registration Rights Agreement with the Company (the "Registration Rights Agreement"), pursuant to which the holders of the Series A Preferred shares are entitled to have their shares of Common Stock (acquired upon conversion of the shares of Series A Preferred) registered with the Securities and Exchange Commission upon a request by the holders of at least twenty-five percent of the registrable securities, subject to certain limitations. The Registration Rights Agreement also gives the holders of the Series A Preferred "piggy-back" registration rights, which permit the holders to have their securities included in registrations of the Company's securities.



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                                                               Page 7 of 8 Pages

         Other than as described previously in this Schedule 13D or in the Exhibits filed herewith or incorporated herein by reference, none of the Partnership, the LLC or the Managers have any contracts, arrangements or understandings with any person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

Exhibit 1 - Preferred Stock Purchase Agreement, dated as of October 12, 1999. *

Exhibit 2 - Amended and Restated Articles of Incorporation. **

Exhibit 3 - Certificate  of   Designation  Establishing   Series  A  Convertible
            Preferred Stock of Texoil, Inc. **

Exhibit 4 - Amended and Restated Bylaws of the Company,  dated November 8, 1999.
            **

Exhibit 5 - Registration Rights Agreement, dated as of November 10, 1999.


----------------------------

* Incorporated by reference to Exhibit 7.1 to the Form 8-K filed by Texoil, Inc. on October 13,1999.

** Incorporated by reference to Exhibits 3.1, 3.2 and 4.1, respectively, to the Form 8-K/A filed by Texoil, Inc. on November 15, 1999.




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                                                               Page 8 of 8 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 19, 1999.

                                        QUANTUM ENERGY PARTNERS, LP

                                        By:      Quantum Energy Management, LLC,
                                                 its General Partner

                                                 By: /s/ S. Wil VanLoh, Jr.
                                                     ---------------------------
                                                     Name:  S. Wil VanLoh, Jr.
                                                     Title:   President